11019581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERPACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Cedar Street

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN (212) 400-7352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY LUNDGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY D. HODKIN NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES JULY 24, 2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3)*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Interpacific Investors Services, Inc. as of December 31, 2010, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP
February 28, 2011

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
Cash	$ 867,597
Securities held for resale	3,123,601
Investments	2,655,000
Interest and commissions receivable	153,824
Receivable from affiliates	102,907
Income tax receivable	106,941
Prepaid expenses and deposits	8,879
	$ 7,018,749

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing organization	$ 883,586
Checks written in excess of bank balances	69,228
Accounts payable and other liabilities	31,860
Commissions payable	34,494
Deferred tax liability	320,500
Other	4,800
Total liabilities	1,344,468
Stockholders' equity	
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding	5,254
Additional paid-in capital	2,577,540
Retained earnings	3,091,487
	5,674,281
	$ 7,018,749

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenue	
Commissions	$ 968,398
Trading losses on securities held for resale	(1,044,793)
Realized gains on securities held as investments	8,750
Unrealized losses on securities held as investments	(45,000)
Interest income	633,886
Management services - related party	155,000
Total revenue	676,241
Expenses	
Commissions	461,004
Office salaries and benefits	285,066
Clearing fees	63,971
Rent	51,832
Taxes and licenses	41,335
Office expenses and miscellaneous	38,932
Interest	29,424
Professional fees	25,411
Insurance and bonds	18,560
Total expenses	1,015,535
Loss before income tax benefit	(339,294)
Income tax benefit	174,922
Net loss	**$ (164,372)**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2009	$ 5,254	$ 2,577,540	$ 3,255,859	$ 5,838,653
Net loss			(164,372)	(164,372)
Balances, December 31, 2010	$ 5,254	$ 2,577,540	$ 3,091,487	$ 5,674,281

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net loss	$	(164,372)
Adjustments to reconcile net loss to net cash from operating activities:		
Realized gains on securities held as investments		(8,750)
Unrealized losses on securities held as investments		45,000
Deferred tax provision		(67,981)
Change in operating assets and liabilities		
Securities owned for resale		608,027
Interest and commissions receivable		3,762
Income tax receivable		(106,941)
Prepaid expenses and deposits		11,461
Payable to clearing organization		(251,457)
Checks written in excess of bank balances		69,228
Receivable from and payable to affiliates		(350,938)
Commissions payable		1,827
Accounts payable and other liabilities		(80,760)
Income tax payable		(111,519)
Net cash flows from operating activities		(403,413)
Cash Flows from Investing Activity		
Proceeds from sales of investments		233,750
Decrease in cash		**(169,663)**
Cash Balance, beginning of year		1,037,260
Cash Balance, end of year	$	867,597

Supplemental Cash Flow Information

Cash paid during year for interest	$	29,424
Cash paid during year for income taxes	$	115,519

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis. Realized (calculated using the specific identification cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for securities measured at fair value, including a general description of the securities.

Securities Held for Resale

Securities held for resale consist of municipal bonds and corporate bonds, and are carried at fair value. The fair value is classified within Level 2 of the fair value hierarchy, consisting of quoted values of similar securities. Two issuers (Brazos River Authority in Texas and Grays Harbor County in Washington) represent a total of 74% of the total municipal debt balance as of December 31, 2010. Three issuers of corporate debt securities (Dynegy Inc., Electricidad de Caracas, and Trump Ocean Club) represent a total of 88% of the total corporate debt balance as of December 31, 2010.

Investments

Investments consist of a corporate bond which is carried at fair value. The fair value of the corporate bond is based on observable market inputs and is classified within Level 2 of the fair value hierarchy, consisting of quoted values of similar securities. The issuer of the corporate bond is Trump Ocean Club.

The fair value measurement of these securities was determined as follows:

	Level 1	Level 2	Total
Securities Held for Resale			
Corporate bonds	$ -	$ 2,574,342	$ 2,574,342
Municipal bonds		547,256	547,256
Other	2,003		2,003
Total securities held for resale	2,003	3,121,598	3,123,601
Investments			
Corporate bond		2,655,000	2,655,000
Total	$ 2,003	$ 5,776,598	$ 5,778,601

All debt securities are interest bearing.

Interest and Commissions Receivable

Receivables are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2010, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible).

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The Company's deferred tax assets and liabilities result from net operating loss carryforwards and unrealized gains on investments. At December 31, 2010, the net components of net deferred tax liabilities are as follows:

Deferred tax asset - benefit from net operating loss carryforward	$ 123,200
Deferred tax liability - unrealized gain on investments	(443,700)
Net deferred tax liability	$ (320,500)

The income tax benefit is composed of:

Current benefit – federal	$	99,422
Current benefit – state		7,519
Deferred tax benefit		67,981
	$	174,922

The income tax benefit is greater than that calculated using the statutory rate due to the Company having significant amounts of nontaxable municipal interest income. A portion of the current year tax loss was carried back to a prior year (creating the current tax benefit); the remaining current year tax loss of approximately $363,000 will be carried forward and will expire in the year 2030.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2010. Tax years that remain subject to examination are the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintain its customer accounts on behalf of the Company. Amounts due to a clearing organization bear interest and the rate was 5% at December 31, 2010 (there is no maturity date with this payable). The amounts are secured by securities owned. The total amount of interest paid to the clearing organization in 2010 was $29,424.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Fedwire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Related Party Transactions

The Company is affiliated with a few other companies through common control. The Company has an office lease agreement with an affiliated company. The office space is leased under a non-cancelable operating lease expiring on September 30, 2011. Minimum future lease payments under this non-cancelable operating lease for 2011 are $17,685. The lease payments paid to this affiliated company amounted to $51,832 in 2010.

The Company provides management services to affiliated companies including accounting, leasing, and asset management. Management services income in 2010 was $155,000.

The Company also uses furniture and equipment owned by one of the affiliated companies (without charge). Any charges that would be allocated to the Company are not material.

The Company also has several receivable and payable accounts with four affiliated companies which resulted in a net receivable from affiliates for $102,907.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2010, was $100,000. At December 31, 2010, the Company had computed net capital of $4,437,937, which was in excess of the required net capital level by $4,337,937. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was .10 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 5,674,281
Deductions		
Receivable from affiliates	(102,907)	
Income tax receivable	(106,941)	
Prepaid expenses and deposits	(8,879)	
		(218,727)
Haircuts on security positions		
Securities owned		
Municipal debt securities	(78,386)	
Corporate debt securities	(784,401)	
Undue concentration	(221,385)	
Deferred tax associated with the haircut on unrealized appreciation	66,555	
		(1,017,617)
Net capital		4,437,937
Minimum net capital		100,000
Excess net capital		$ 4,337,937

COMPUTATION OF AGGREGATE INDEBTEDNESS

Checks written in excess of bank balances	69,228
Commissions payable	34,494
Accounts payable and other liabilities	31,860
Deferred tax liability	320,500
Other	4,800
Total aggregate indebtedness	$ 460,882

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	10%
Ratio of aggregate indebtedness to net capital	0.10 to 1

Interpacific Investors Services, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2010

Net capital per the broker's unaudited Focus Report, Part IIA as per audited financial statements	$ 4,437,937

Adjustments were made to net capital per the broker unaudited Focus Report, Part IIA, as a result, the company amended their original report and provided an adjusted Focus Report, Part IIA for our audit.

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Interpacific Investors Services, Inc. ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • **Fax** 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 28, 2011

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

C O N T E N T S

INTERPACIFIC INVESTORS SERVICES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Interpacific Investors Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited From X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 28, 2011

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2010

Total Assessment for the Year Ended December 31, 2010	$	2,699
Payments		
July 30, 2010		649
Amount due with Form SIPC-7	$	2,050